SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

Korea Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50063B104

(CUSIP Number)

COPY TO:

Michael Pradko Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210 (617) 523-4400	Timothy W. Diggins, Esq. Ropes & Gray One International Place Boston, MA 02110 (617) 951-7389

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            January 27, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒.

SCHEDULE 13D

CUSIP No. 50063B104	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,441,200 8. SHARED VOTING POWER — 9. SOLE DISPOSITIVE POWER 2,441,200 10. SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,441,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0%

14.	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Korea Equity Fund, Inc.

Item 1.    Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value (the “Common Stock”), of Korea Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 180 Maiden Lane, New York, NY 10038.

Item 2.    Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4.    Purpose of Transaction.

The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

Harvard may take any of a number of steps to enhance the value of its investment in the Fund. These steps may include Harvard’s making shareholder proposals to terminate the Fund’s investment management agreement with Nomura Asset Management U.S.A. Inc. and/or to liquidate the Fund, the solicitation of proxies in support of these proposals and in opposition of management proposals to shareholders, the nomination of candidates to serve as directors of the Fund, and any other steps Harvard might at the time believe may enhance shareholder value. Harvard would also likely support Board and management proposals that would have the effect of enhancing shareholder value.

Harvard also reserves the right at any time in the future to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.

Item 5.    Interest in Securities of the Fund.

(a), (b)    Harvard is the beneficial owner of 2,441,200 shares of Common Stock (approximately 29.0% of the shares of Common Stock).

Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

(c)    Between November 27, 2003 and January 26, 2004, Harvard did not buy or sell shares of Common Stock of the Fund.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2004

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:    /s/ Michael S. Pradko

Name: Michael S. Pradko

Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy

A	Information Concerning the President, Fellows and executive officers of Harvard	7

EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position

Lawrence H. Summers	President

D. Ronald Daniel	Treasurer

Marc Goodheart	Secretary

Hanna H. Gray	Fellow

Conrad K. Harper	Fellow

James R. Houghton	Fellow

Robert E. Rubin	Fellow

Robert D. Reischauer	Fellow